AEM SPA

RECEIVED

2006 FEB -6 P 3:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/25/2006/MAN/as

[redacted]

BY C

06010711

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

February 2, 2006

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
FEB 08 2006
THOMSON
FINANCIAL

Encl.

968117 - 3.2005

AEM SPA

DELMI SPA
Società del Gruppo AEM

PRESS RELEASE

Milan, February 2, 2006 - AEM S.p.A. and Delmi S.p.A. inform that they have communicated to EdF S.A. and to its subsidiary WGRM Holding 4 S.p.A., their counterparties in the shareholders' agreements related to Edison S.p.A., that the reconstitution of Edison's free float is still in process.

As of today, taking into account the number of Edison's ordinary shares remained in the market after the mandatory tender offer launched by Transalpina di Energia S.r.l. in October 2005 and the subsequent transfers made in favor of institutional investors and/or through the stock exchange, the market owns approximately 5.9% of Edison's ordinary share capital.

Consob has raised the threshold relevant for the residual tender offer on Edison ordinary shares to 91.5%. The term provided for by the law for the reconstitution of the free float of Edison expires on March 4, 2006.

For more information:
Investor Relations
Tel. 027720.3879
ir@aem.it
www.aem.it